UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM SD

Specialized Disclosure Report

COHU, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-04298	95-1934119
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12367 Crosthwaite Circle, Poway, California	92064-6817
(Address of principal executive offices)	(Zip Code)

Jeffrey D. Jones (858) 848-8100

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Cohu, Inc. (“Cohu”, “we”, “our” and “us”) is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. Cohu not only expects but now requires our suppliers to only obtain materials from environmentally and socially responsible sources. Cohu will not support any vendor or other entity in our supply chain that extracts or transports conflict minerals (tin, tantalum, tungsten, and gold) and uses the resulting financial or other resources to fund or support conflict in the Democratic Republic of the Congo (DRC), or any other country that could potentially contribute to human rights violations.

Section 1502 of the Dodd Frank Financial Reform Act and U.S. Securities and Exchange Commission‘s Final Regulation to Implement Section 1502 of the Dodd-Frank Act both require reporting entities to exercise due diligence regarding the origin and chain of custody of the conflict minerals contained in their manufactured products. If the due diligence inquiry determines that the conflict minerals originated in the covered countries (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia), the company is then obligated to determine whether the minerals financed or benefitted armed groups in the covered countries.

The foregoing description is qualified in its entirety by our Conflict Minerals Report, which is attached hereto as Exhibit 1.02 and is incorporated by reference. A copy of Cohu’s Conflict Minerals Report is also publicly available at: www.cohu.com/about/responsibility.

Item 1.02	Exhibit

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No. 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cohu, Inc.
(Registrant)

/s/ Jeffrey D. Jones	5/30/2014
Jeffrey D. Jones	(Date)
Vice President Finance & Chief Financial Officer